Fitch Issues Rating at ‘AAsf(bra)’ for Third Series of Senior Quotas for FIDC Stone II

Fitch Ratings – Sao Paulo – June 4 , 2019: Fitch Ratings announced today that it has issued a National Long-Term Rating ‘Aasf(bra)’ for the third series of quotas for the Fund for Investment in Credit Rights (FIDCs) Credit Card Issuer Banks – Stone II, in a principal amount up to BRL 1.62 billion.

MAIN RATIONALE FOR RATINGS

Credit Reinforcement

Investors from all senior quotas of both funds have at least a 9.75% credit reinforcement through the subordinated quotas that Stone Pagamentos S.A. (Stone) holds in full. The amortization of the senior and subordinated classes of quotas of each fund will occur pro rata, according to the minimum subordination percentage. Historically, the performance of receivables has not presented any default, and dilutions occur through cancellations and chargebacks, which are sustained by Stone. The degree of subordination of the series sustains the credits exposure to the dilution risks and the mismatch of interest rates applied to stresses in accordance to the 'AAsf(bra)' rating.

Credit Quality of Debtors

The transactions have six eligible debtors, three of which are rated by Fitch with the National Long-Term and Short-Term Ratings of AAA(bra)/Stable Outlook and 'F1+(bra)' (F1 plus (bra)), respectively (Itaú Unibanco S.A., Banco Bradesco S.A. and Banco Citibank S.A.); other two with ratings 'AA(bra)'/Stable Outlook and 'F1+(bra)' (F1 plus (bra)) (Banco do Brasil S.A. and Caixa Econômica Federal); and lastly Banco Santander (Brasil) S.A. If any of these issuers is rated at a credit risk lower than 'AA-(bra)' (AA minus (bra))/F1+(bra) '(F1 plus (bra)), they will no longer be eligible for new receivables purchases. Issuance ratings are limited by the credit risk of debtors with a lower rating ('AA (bra)'/Stable Outlook), given that the reinforcement in available credit is not intended to mitigate their high concentration.

Assignor's Credit Quality

Stone is a payment processor, which captures, transmits, processes and settles credit and debit card transactions, especially those of the Mastercard, Visa, Elo and Hipercard. In 2017, two FIDCs were structured, with receivables from Stone, in an initial consolidated amount of BRL 2,059.5 million in senior quotas, and BRL 225.7 million in subordinated quotas. In June 2019, FIDC Stone II issued the third series of senior quotas, in an initial principal amount of up to BRL 1.620 billion.

Counterparty Risk

All receivables generated by Stone are paid in the accounts of the settlement banks, owned by them. Banco Votorantim S.A. settles the Visa transactions, and Banco Citibank S.A. the Mastercard transactions. The settlement banks shall transfer to the depository banks, on the same business day and in centralized accounts in the name of the assignor, the proceeds from the transactions for centralizing accounts domiciled in the same banks of the settlement accounts for each flag. The depository banks deposit the assigned receivables in the authorized accounts of each FIDC, which are held by Itaú Unibanco, in accordance with the receivables assigned individually and nominally to each fund. Non-assigned receivables, in turn, are transferred to an account free of charge from the assignor on the same business day. Fitch understands that the counterparty risk is consistent with the rating assigned to the issuance.

Interest Rate Shrinkage

The nominal value of the receivables will be discounted at a fixed rate at the time of the assignment, while the remuneration of the senior quotas will be indexed at a variable rate (based on the Brazilian Interbank Deposit - CDI). During the portfolio revolving period, the discount rate applied to new receivables will consider the CDI rate in effect. The mismatch of interest rates will be sustained by the minimum subordination of the senior quotas, considering the risk corresponding to the assigned rating.

SENSITIVITY OF RATINGS

The ratings of the senior quotas are sensitive to the performance of the receivables originated by the assignor; the rating actions related to the risk analysis of the issuing banks, which are the debtors of the transaction; and also to the credit risk of the assignor.

SUMMARY OF TRANSACTIONS

The transaction described in this press release is a securitization of Stone's receivables owed by first-tier banks under the payment scheme rules. Receivables assigned to FIDCs originate from payment transactions between accredited merchants and end users, resulting from the purchase of goods and services when using Visa and Mastercard credit cards for payment.

The fund is managed and held in custody by Oliveira Trust DTVM S.A. The current account held by each FIDC is held in Itaú. The management of the assets is the responsibility of Oliveira Trust Servicer S.A.

The third series of senior quotas may be issued in an amount of up to BRL 1.62 billion, and will mature in 2021. As of the first issuance, the senior quotas will be issued for 24 months, with a grace period of 18 months to repay the principal amount.

During the grace period, the payment of interest will be made every six months. After this period, the amortization of the principal and the payment of interest will be monthly. The benchmark yield rate is expected to be 106% of the CDI, to be determined during the offering process.

USE OF THIRD PARTY DUE DILIGENCE PURSUANT TO THE REGULATION OF SECTION 17G-10 OF THE SEC

Not applicable.

REPRESENTATIONS, GUARANTEES AND IMPLEMENTING MECHANISMS

Not applicable.

REGULATORY INFORMATION

This publication is a credit risk classification report, in compliance with article 16 of CVM Instruction No. 521/12.

The information used in this analysis comes from Stone Pagamentos S.A.

Fitch takes all necessary steps to ensure that the information used in the credit risk classification is sufficient and from reliable sources, including, where appropriate, third-party sources. However, Fitch does not perform auditing services and cannot perform, in all cases, independent verification or confirmation of the information received.

Fitch used, for its analysis, financial information available through June 4, 2019.

Ratings History:

Date on which the national scale classification was issued for the first time: May 31, 2019.

The risk rating classification was reported to the rated entity or related parties, and the assigned rating was not altered by virtue of this disclosure.

The ratings assigned by Fitch are reviewed at least annually.

Fitch publishes the list of actual and potential conflicts of interest in Annex X of the Reference Form, available on its website at: https://www.fitchratings.com/site/dam/jcr:015e95de-5c3f-41c8-b679-b47388194d17/CVM_Form_Referencia_2018.pdf

For information on possible changes in the credit risk classification see the item: Sensitivity of Ratings.

According to the issuance’s asset class, Fitch may perform default analysis and/or of the cash flows of the underlying assets. In such cases, the agency bases this analysis on the modeling and evaluation of different scenarios of information received from the issuer or third parties related to it. In other cases, the analysis may be based on guarantees provided by entities that are part of the evaluated emission.

Fitch does not exercise due diligence procedures for the underlying assets or the independent verification of the information received from the issuer or third parties related to it.

For the evaluation of structured transactions, Fitch receives information from third parties, usually from financial institutions, accounting offices, audit firms or law firms. The information may be obtained through prospectuses for the offer of transactions, issued in accordance with the securities market legislation. In addition, they are based on general public-domain facts, such as inflation and interest rates.

For clarification on the differentiation of symbols for structured products and those for other financial assets, see "Ratings Definitions" on Fitch’s website at: https://www.fitchratings.com.br/pages/def_rtg_credit_emissor2?p=rtg_escala_lp_3#rtg_escala_lp_3

Contacts:

Senior Analyst

Leticia Marcante

Analyst

+ 55-11-4504-2617

Fitch Ratings Brasil Ltda.

Alameda Santos, 700 - 7th floor - Cerqueira César

São Paulo - SP - CEP: 01418-100

Secondary Analyst

Vanessa Roveri Brondino

Senior Analyst

+55-11-4504-2614

Chairman of the rating committee:

Marcelo Leitão

Senior Director

+ 55-11-4504-2602

Additional information available at ‘www.fitchratings.com' and at 'www.fitchratings.com/site/brasil'.

Fitch Ratings has been paid to determine each credit rating listed in this credit risk rating report by the debtor or classified issuer, by a related party other than the debtor or the sponsor, the underwriter, or the depositor of the instrument, security or security being evaluated.

Applied Methodology and Related Research:

- Global Structured Finance Rating Methodology (May 2, 2019).

Other Relevant Methodologies:

- Trade Receivables Securitisation Rating Criteria (October 16, 2018).

- Structured Finance and Covered Bonds Counterparty Rating Criteria (April 18, 2019).

Media Relations: Jaqueline Carvalho, Rio de Janeiro, Tel: +55 21 4503 2623, Email jaqueline.carvalho@thefitchgroup.com

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